United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
Attention: Stephen Krikorian, Account Branch Chief
Washington, DC  20549

Re:      The KEYW Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 9, 2015
Form 10-Q for Quarterly Period Ended September 30, 2015
Filed November 9, 2015
File No. 001-34891

Dear Mr. Krikorian:

This letter is The KEYW Holding Corporation's (the “Company”), response to the  comments of the staff ( the “Staff”) of the Securities and Exchange Commission, dated November 25, 2015 to William J. Weber, with respect to the above-referenced Form 10-K and Form 10-Q. In response to your letter, set forth below are the Staff’s comments in bold italics which are followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Year Ended December 31, 2014
Item 1. Business
GENERAL OVERVIEW, page 1

1.
You disclose on page 2 of your Form 10-K for the fiscal year ended December 31, 2014 that no individual contract accounted for greater than 15% of your revenues for 2014. In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose in future filings the names of customers that are responsible for 10% or more of your revenues. Also, tell us what consideration you gave to filing contracts with such customers as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

In accordance with Item 101(c)(1)(vii) of Regulation S-K, the Company will disclose in future filings the names of customers that are responsible for 10% or more of its revenues.

With regard to the filing of contracts, upon further analysis, we have determined that three contracts would potentially be required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.  These contracts are prime contracts with the National Security Agency (NSA) and National Geospatial-Intelligence Agency (NGA), and a subcontract under which the U.S. Army (Army) is the ultimate customer, and are restricted from disclosure for national security reasons pursuant to federal acquisition regulations.  NSA and NGA have denied our request to include the contracts as exhibits.  We have not received the Army’s response.  To the extent that we are authorized by the Army to disclose the subcontract, we will request a confidential treatment order to protect any information, as directed by the Army, and sensitive company business information contained in such subcontract.

Customers, page 8

2.
We note that the National Security Agency (“NSA”) accounted for 48% of your 2014 revenues and the Department of Defense (“DoD”) accounted for 22%. Please advise if you have master agreements with these entities and, if so, tell us what consideration you gave to discussing the terms of the agreements in your report and filing them as exhibits. Also, it appears from the disclosure on page 8 that you count NSA as part of DoD. Please explain, therefore, why DoD accounted for only 22% of your 2014 revenues when NSA alone accounted for 48%.

We do not have master agreements with either the NSA or the DoD.  For purposes of reporting revenues on page 8, NSA and other elements of DoD are treated separately.  NSA accounted for 48% of our 2014 revenues, and other non-NSA elements of DoD accounted for 22%.  Combined, NSA and non-NSA elements of DoD accounted for 70% of our revenues for 2014.  The listing of elements of the U.S. Intelligence Community (“IC”) on page 8 is illustrative of many of the IC customers that we support.  In future filings, we will clearly distinguish between NSA and non-NSA revenues, as appropriate.

Item 11. Executive Compensation
Components of Executive Compensation, page 55

3.
We note from your disclosure on page 57 regarding annual incentives that financial performance targets of your named executive officers are based on achievement of a combination of target revenue and EBITDA. In your response letter, please disclose the target levels, the extent to which they were achieved and how such achievement resulted in the specific bonuses awarded. Also, confirm that you will provide a similar level of disclosure in future filings. Refer to Item 402(b)(2) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In particular, please address how disclosure of historical performance targets after full year financial results have already been disclosed would cause the company competitive harm.

Concurrent with the commencement of each fiscal year, the Company establishes performance targets including revenue and EBITDA. These targets are reviewed with the Compensation Committee and upon final approval represent the targets which govern the pay out of the Annual Incentive Plan (AIP). AIP awards are made in cash.

Under the AIP, annual incentive opportunities are based on a percentage of salary. The AIP cash payouts are determined by actual performance against predetermined goals on a sliding scale up to a maximum award opportunity based on actual performance vs. target goals as follows:

Minimum Payout is 50% of Target – Financial performance must be at 90% to receive minimum payout
Target is 100% – Financial performance must be at 100% to receive target payout
Maximum is 150% of Target – Financial performance must be 110% or greater to receive maximum target payout.

Furthermore, the Compensation Committee has the discretion to increase or decrease the amount of payout to the executive officer based on individual performance.

2014 Performance Targets for our named executive officers, and actual performance was as follows (in thousands):

	Target Revenue	Target EBITDA	Actual Performance Revenue	Actual Performance EBITDA
Government Solutions	$266,000	$35,200	$279,250	$42,481
Commercial Cyber Solutions	$30,000	NA	$11,280	NA

Government Solutions met 110% of the weighted performance threshold which resulted in payment of maximum bonus target (150%). Commercial Cyber Solutions did not meet performance targets which resulted in no payout.
NEOs Moodispaw, Calamia, Willard and DeChello had incentive plan targets factored at 90% Government Solutions performance and 10% Commercial Cyber Solutions performance. NEO Fedde’s incentive plan was factored at 70% Commercial Cyber Solutions performance and 30% Government Solutions performance.
Bonus calculations (rounded) based on the AIP formula for computing payout based on performance are provided below (in thousands):

NEO	Target Bonus	Bonus at 110% Performance	Government Solutions Factor	Commercial Cyber Solutions Factor	Calculated Bonus
Len Moodispaw	$375	$563	$506	$—	$506
Mark Willard	$163	$244	$219	$—	$219
Kim DeChello	$125	$188	$169	$—	$169
Phil Calamia	$140	$210	$189	$—	$189
Chris Fedde	$150	$225	$68	$—	$68

Per the AIP, the Compensation Committee of the Board of Directors has the discretion to increase or decrease the amount of the payout to the executive officer based on individual performance. Based on their discretion, the following bonus payments were made (in thousands):

NEO	Bonus
Len Moodispaw	$375
Mark Willard	$220
Kim DeChello	$170
Phil Calamia	$117	(1)
Chris Fedde	$—

(1) Phil Calamia became a NEO on March 25, 2014, so his AIP bonus was prorated by a factor of 75 percent so his prorated AIP bonus was $142 and he previously received a $25 transaction fee bonus, which was deemed part of his AIP payout and thus reduced his AIP bonus payout to $117.

We confirm that we will provide similar level of detailed disclosure in future filings.

4.
Where you discuss long-term incentives beginning on page 57, please tell us how you determined the amount of long-term compensation granted your named executive officers in fiscal 2014, including the allocation between restricted stock and stock options. In this regard, we note that you do not appear to disclose the performance-based vesting criteria or the reason why Mr. Fedde’s stock option grant was canceled. Refer to footnote (2) on page 65.

The Compensation Committee leverages several factors in determining long-term compensation grants. The Committee has an ongoing engagement with a reputable compensation consultant who provides benchmarking data showing the overall compensation arrangements existing at organizations which are comparable to the Company as well as assisting in the design of the long-term incentive plan. Additionally the Compensation Committee considers other market knowledge along with the available pool of equity. The goal of the Committee with regard to the long-term incentive plan is to align the interests of executives with stockholders, provide for executive ownership of stock, attract, retain and motivate key talent, and award long-term growth of the business. The Committee has determined that the Company’s long-term compensation should be based on both a retention element (i.e. time based) and a performance element. The performance based element is granted coincident with the commencement of each fiscal year, but is subject to forfeiture in the event the Company fails to meet its fiscal year targets. For 2014, except with respect to Mr. Fedde’s performance-based stock options, the fiscal year targets were set at achieving 95% or greater of the revenue and EBITDA targets set forth in our response to Question 3, above. Both the retention and performance based elements carry a 3 year vesting period. The allocation of the 2014 grants between restricted stock and stock options were arrived at based on the Compensation Committee’s review of all relevant information including the recommendation of the compensation consultant and management.

Per footnote (2) on page 65, the allocation of grants for 2014 was as follows:

NEO	2014 Restricted Stock Awards	2014 Performance Stock Options
Len Moodispaw	25,000	75,000
Mark Willard	12,500	37,500
Kim DeChello	12,500	37,500
Chris Fedde	12,500	37,500
John Krobath	12,500	37,500

Mr. Fedde’s performance based stock options were dependent on Commercial Cyber Solutions performance for 2014. The performance goal was set at $30 million in Commercial Cyber Solutions' bookings which was not achieved, and therefore the options were canceled prior to the initial vesting in February 2015.

Compensation Action in 2015, page 60

5.
Your summary compensation table shows a significant increase in non-equity incentive plan compensation from the prior year for Messrs. Moodispaw, Willard, and DeChello. Please explain the reason for the increases in non-equity compensation despite decreases in both revenue and EBITDA from 2013. Also, please explain why Mr. Fedde did not receive any non-equity incentive compensation in 2014.

As noted in our response to question No. 3, targets are established coincident with the commencement of each fiscal year. Due to the negative changes in the overall market for Government Contractors stemming from the impact of sequestration which occurred in late 2013, the 2014 targets were set at levels to reflect such market conditions.
The increase in non-equity plan compensation is based on the achievement of predetermined performance goals under our AIP at 110% of targets established for 2014. Please refer to our response to Question No. 3 above.
The Compensation Committee used its discretion to reduce Mr. Fedde’s eligible payout for Government Solutions performance based on his individual contribution to that sector. He was due no payout for Commercial Cyber Solutions performance.
Summary Compensation Table, page 63

6.	We note that the salaries received by Messrs. Calamia and Fedde are inconsistent with the amounts disclosed in the table on page 60. Please advise.

The amounts disclosed in the table on page 60 reflect annual base salaries. The amounts recorded in the table on page 63 reflect total paid salary for 2014. The paid salary is lower than base salary because their salary increases did not take effect until August 2014. In future filings, we will make this distinction clear.

Notes to Consolidated Financial Statements
Note 15. Segment Information, page F-25

7.	Tell us your consideration of providing segment disclosures as outlined in FASB ASC 280-10-50-20 to 50-42.

In all future filings, we will ensure our segment footnote includes the disclosures required by ASC 280-10-50-20 to 50-42.

The Company plans to enhance its disclosures regarding its reportable segments in its next filing, the 2015 Annual Report on Form 10-K as follows:

15. SEGMENT AND CUSTOMER INFORMATION
Segment
The Company defines its reportable segments based on the way the chief operating decision maker (CODM), currently its chief executive officer, manages the operations of the Company for allocating resources and assessing performance. The Company operates two reportable segments: Government Solutions and Commercial Cyber Solutions. The Government Solutions segment primarily includes revenue from providing information solutions and services to national and military intelligence agencies. The Commercial Cyber Solutions segment primarily includes revenue from providing cybersecurity software products and services to commercial companies. The Company's reportable segments are business units that offer different products and services. They are managed separately because each business requires a different customer base.

Disclosure of segment information is on the same basis that management uses internally for evaluating segment performance and allocating resources. Transactions between segments are eliminated in consolidation. The costs of shared services, and other administrative functions managed on a common basis, are allocated to the segments based on usage or other factors based on the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in Note 1, “Summary of Significant Accounting Policies.”

Summarized financial information concerning the Company's reportable segments is show in the tables below:

For the Year Ended December 31, 2015 (In Thousands)
	Government Solutions	Commercial Cyber Solutions	Consolidated

Revenues			—
Gross Profit			—
Operating Income (Loss)	—	—	—
Depreciation and Amortization			—

	For the Year Ended December 31, 2014 (In Thousands)
	Government Solutions	Commercial Cyber Solutions	Consolidated

Revenues	279,250	11,280	290,530
Gross Profit	86,342	8,787	95,129
Operating Income (Loss)	22,761	(34,949)	(12,188)
Depreciation and Amortization	13,066	6,291	19,357

	For the Year Ended December 31, 2013 (In Thousands)
	Government Solutions	Commercial Cyber Solutions	Consolidated

Revenues	288,909	9,823	298,732
Gross Profit	91,529	7,983	99,512
Operating Income (Loss)	5,688	(15,535)	(9,847)
Depreciation and Amortization	26,263	4,404	30,667

Asset information by segment is not a key measure of performance used by the CODM. The Company does not identify interest or income taxes with individual segments as the cash is managed at the corporate level and tax returns are filed on a consolidated basis. Substantially all of the Company’s revenues and tangible long-lived assets are generated by or located in the United States. As such, financial information by geographic location is not presented.

Customer
For the years ended December 31, 2015, 2014 and 2013 the Company earned approximately XX%, 91% and 93%, respectively, of our revenue from prime contracts with the U.S. Government or subcontracts with other contractors engaged in work for the U.S. Government. The percentage of total revenue by customer sector was a follows:

	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013

Department of Defense		70%	73%
Other intelligence agencies and law enforcement		21%	20%
Commercial and other		9%	7%

Form 10-Q for the quarterly period ended September 30, 2015
Note 1. Summary of Significant Accounting Policies
Goodwill, page 9

8.
Your disclosure indicates that no events occurred during the nine months ended September 30, 2015, that management believes require an interim impairment test. We note your disclosure beginning on page 19 related to your recording of a full valuation allowance in the second quarter of 2015 due to the uncertainty of the utilization of deferred tax assets in future periods. Your disclosure further identifies your negative evidence, largely related to your historical net losses. Please explain in sufficient detail the negative evidence that you considered to record a full valuation allowance on your deferred tax assets, but did not result in an interim impairment test of your goodwill. Your response should also include a discussion of this negative evidence by segment. Refer to FASB ASC 350-20-35. In addition, consider including disclosure whether any of your reporting units are at risk of failing step one of the impairment test in your future filings. We refer you to Item 303(A)(3)(ii) and Section V of Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

In accordance with ASC 350-20-35-30, Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During both the six months ended June 30, 2015 and nine months ended September 30, 2015, we performed an assessment to determine if the factors which led to the recognition of a tax valuation allowance or other triggering events existed, which more likely than not would reduce the fair value of a reporting unit below its carrying value and, thus, require the performance of an interim goodwill impairment assessment.
ASC 350-20-35-3C provides examples of triggering events and changes in circumstances that should be assessed when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, as follows:

a.
Macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

b.
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

c.	Cost factors such as increases in raw materials, labor or other costs that have a negative effect on earnings and cash flows

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results or relevant prior periods

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

f.
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

The examples included in paragraph 350-20-35-3C (a) through (g) are not all-inclusive and, accordingly, we also considered other relevant events and circumstances that affect the fair value or carrying amount of our reporting units in determining whether to perform the first step of the goodwill impairment test. We considered the extent to which each of the adverse events and circumstances identified, including the negative factors that led to the recognition of our tax valuation allowance, could affect the comparison of a reporting unit’s fair value with its carrying amount. We also considered positive and mitigating events and circumstances that support our determination of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We placed more weight on the events and circumstances that most affect a reporting unit’s fair value or the carrying amount of its net assets. In other words, we considered whether triggering events exist, including the negative factors that led to the recognition of a full tax valuation allowance, to determine whether an interim period goodwill impairment assessment should be performed.
As part of our analysis, the Company considered the relevance of its most recent fair value calculation completed as part of our 2014 annual goodwill impairment assessment for our two reporting units. The unit of accounting for goodwill is at a reporting unit level. We have two reporting units: Government Solutions and Commercial Cyber Solutions which are the same as our two operating segments (ASC 350-20-35-33, ASC 280-10-50-1), and specifically considered the difference between the fair value and the carrying amount of those reporting units as part of the overall qualitative assessment in reaching our conclusion about whether to perform an interim goodwill impairment test ASC 350-20-35-3D (ASU 2011-08, paragraph 2). We believe that the following factors support our conclusion that there have been no substantial changes to the quantitative fair value measurements made as part of our 2014 annual goodwill impairment analysis: (i) the limited amount of time that elapsed between our 2014 annual goodwill impairment assessment, which indicated substantial excess of fair value over our carrying amounts, to June 30, 2015; (ii) no significant changes to the composition of our reporting units (the composition of our reporting units remain the same as when we performed the Q4 FY14 annual goodwill impairment assessment); and (iii) no significant changes in the economic characteristics of our reporting units or re-organization of the Company's ongoing reporting structure which would result in a reassessment of the affected operating segment and its components to determine whether reporting units need to be redefined. Our analysis also led us to believe that there were not any changes in circumstance that substantially affected the underlying fair value measurement assumptions employed during the 2014 annual goodwill impairment assessment. The most recent fair value determinations for each of our reporting units resulted in amounts that exceeded their respective carrying amounts by a substantial margin. Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. Notwithstanding our continued reliance on the 2014 goodwill impairment assessment, we performed a quantitative analysis to complement the qualitative assessment in supporting our overall triggering event assessment.

For the assessment of both qualitative and quantitative factors, we reviewed internal and external documentation supporting the business performance. Specifically, we focused on the historical performance of our two reporting units concentrating on variances between fiscal year 2014 to the six months ended June 30, 2015 and full year fiscal 2015. We also evaluated the negative factors, at the segment/reporting unit level, which led to the recognition of our tax valuation allowance. We evaluated assumptions utilized in our forecast models for revenue, cost of revenue, gross profit, operating expenses and Adjusted EBITDA among other factors. We bridged the growth assumptions in the forecast models to the underlying initiatives each reporting unit was undertaking. We also evaluated the market conditions affecting our two reporting units and the performance of our stock price.

Negative Evidence Associated with Full Valuation Allowance on Net Deferred Tax Assets
ASC 740 requires an entity to recognize a deferred tax asset or liability for all temporary differences and net operating loss carry-forwards. Deferred tax assets are required to be reduced by a valuation allowance if it is “more likely than not” (a likelihood of more than 50%) that all or a portion of the deferred tax asset will not be realized. The valuation allowance reflects the portion of the deferred tax asset that is not expected to be realized.
In determining the need for a valuation allowance during the second quarter ended June 30, 2015 and third quarter ended September 30, 2015, both positive and negative evidence were considered.
Examples of negative evidence we evaluated for applicability include:

1)	a history of tax loss and tax credit carryforwards which are expected to expire unused;

2)	our cumulative losses in recent years;

3)	losses expected in the immediate future years;

4)	uncertain business situations that, if unfavorably resolved, would adversely impact either future operations or future profitability; and

5)	a carryback and carryforward period which is sufficiently short so as to preclude the utilization of an NOL.

Examples of positive evidence we evaluated for applicability include:

1)	existing contracts or backlog sales that will generate sufficient income to utilize the tax deductible temporary difference;

2)	the excess value of an appreciated asset over its tax basis which, if sold, would utilize the tax deductible temporary difference; and

3)	a history of strong earnings (prior to loss year) that indicates that the loss years were abnormal.

The negative factors that led to the recognition of a full valuation allowance on our net deferred tax assets consist of the following:

1.
Consolidated net losses of $12.9 million and $10.6 million for the fiscal years ended December 31, 2014 and 2013, respectively, as well as a $41.4 million net loss for the six months ended June 30, 2015 and $45.8 million net loss for the nine months ended September 30, 2015.

2.
The Company incurred approximately $93.2 million in operating expenses from 2012 through the third quarter ended September 30, 2015 in support of developing two projects. During the six months ended June 30, 2015, the same period we recorded the valuation allowance against our net deferred tax asset balance, we incurred approximately $22.2 million of total operating expenses attributable to the Commercial Cyber Solutions segment resulting in operating losses for the same six months ended June 30, 2015.

In addition, to the two financial performance factors described above, negative indicators at the corporate level also contributed to us recording the valuation allowance on our net deferred tax asset balance. First, the Company issued convertible debt during 2014 in the amount of $149.5 million. This financial instrument was treated as debt for tax purposes under the integration rules. The debt can be converted into the Company’s common stock based upon certain events, including the Company’s stock trading at or above 130% of its issue price of $14.83 (strike price) for a defined period of time during any calendar quarter after September 31, 2014 through 2019. The Company’s stock price has traded below the $14.83 strike price since the debt was issued. The Company’s reduced stock price during 2015 implies a lower probability of convertibility of the debt into equity resulting in the continuous recognition of interest expense until the debt is converted into equity, contributing to the net loss.

Secondly, the Company does not have the ability to carryback future losses to open tax years. The Company previously carried back both its 2013 federal net operating loss to tax years 2011 and 2012 and a majority of its 2014 tax net operating to tax year 2012, thus recouping taxes previously paid. The 2014 tax loss exceeded the remaining balance of the 2012 taxable income and as a result the Company must carry forward the remainder of the 2014 loss to future tax years. The Company currently projects a GAAP pre-tax loss for fiscal year 2015. The 2014 carryforward and the projected current year tax loss are in addition to a net operating loss associated with one of our 2012 acquisitions still available for carry forward in future years to offset taxable income.

In evaluating the Company’s ability to realize the deferred tax assets, we considered all available positive and negative evidence, including cumulative historic earnings, reversal of temporary difference, projected taxable income and tax planning strategies. The Company’s negative evidence, largely related to the Company's historical net losses, currently outweighs its positive evidence, therefore it is more-likely-than-not that we will not realize a significant portion of our deferred tax assets. The amount of the deferred tax asset to be realized in the future could however be adjusted if objective negative evidence is no longer present.

Positive Evidence Mitigating the Full Valuation Allowance as a Triggering Event for Goodwill Impairment
As part of the qualitative and quantitative factors discussed throughout this response, we reviewed each reporting unit’s historical actual results versus projected results concentrating on profit and loss (P&L) variances between fiscal year ended 2014 to the six months ended June 30, 2015 and nine months ended September 30, 2015, and projected full fiscal year 2015 to projected full fiscal year 2016. Given this is a triggering event assessment and not an impairment assessment under Step 0 or Step 1, we focused our analysis on evaluating historical actual results of operations as the basis for determining a triggering event, as well as the basis for establishing the future projections. Specifically, we examined the trends for various P&L line items for each reporting unit and evaluated whether or not the trend was the basis for a triggering event that more likely than not would result in a fair value that is less than the carrying value of the reporting unit.

The Company’s two operating segments, Government Solutions and Commercial Cyber Solutions, are its reporting units for purposes of the annual or interim goodwill impairment assessment. The Government Solutions reporting unit has a goodwill balance of approximately $297.3 million as of June 30, 2015 and September 30, 2015. The Commercial Cyber Solutions operating unit has a goodwill balance of approximately $15.5 million as of June 30, 2015 and September 30, 2015.

Even though the Company has generated cumulative pretax losses of $64.9 million over the last three fiscal years (2013 through the nine months ended September 30, 2015), a majority of losses incurred relate to its Commercial Cyber Solutions reporting unit as detailed below. More importantly, the Company uses Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which approximates a reporting unit's operating cash flow and is calculated based upon our reporting units’ applicable revenue or earnings metrics to estimate the fair value of our two reporting units.

Government Solutions Reporting Unit
The Government Solutions reporting unit has generated cumulative operating income since 2013 through the nine months ended September 30, 2015. This reporting unit along with the Company’s recent convertible debt offering has funded the Commercial Cyber Solutions reporting unit since 2012. The Government Solutions reporting unit operating income for the six- and nine-month date periods ended June 30, 2015 and September 30, 2015 was $10.3 million and $14.4 million, respectively. Through the nine months ended September 30, 2015, the Government Solutions reporting unit has exceeded revenue and operating income forecasted results for 2015.

The Government Solutions reporting unit has generated positive historical EBITDA. EBITDA was $42.5 million and $38.3 million for the years ended December 31, 2014 and 2013, respectively. For the six months ended June 30, 2015 and the nine months ended September 30, 2015 EBITDA was $21.1 million and $29.6 million, respectively.

The Company’s GAAP income is significantly less than its EBITDA due to the GAAP amortization associated with definite life intangibles resulting from historical business acquisitions. The intangible amortization for GAAP purposes, assuming no material future acquisitions, will decline in future years resulting in higher pretax income. For the fiscal year ended 2014, intangible asset amortization expense for the Government Solutions reporting unit was $7.7 million. For the six months ended June 30, 2015 and nine months ended September 30, 2015, intangible asset amortization expense was $3.6 million and $5.4 million, respectively.

Commercial Cyber Solutions
The Company has incurred approximately $91.3 million in operating expenses from 2013 through the nine months ended September 30, 2015, in support of developing two projects. The company incurred operating losses of $79.9 million cumulatively since 2013 through the nine months ended September 30, 2015, for the Commercial Cyber Solutions reporting unit primarily resulting from operating expenses associated with the development of these two projects.

The operations of the Commercial Cyber Solutions segment are conducted primarily through the Company’s wholly owned subsidiary, Hexis Cyber Solutions, Inc. (Hexis), which announced its commercial release in the fourth quarter of 2013. Hexis is in the process of converting its beta customers into commercial customers while building a customer pipeline. This has required a significant investment (see above for numerical details) in the Commercial Cyber Solutions segment in 2013, 2014, and 2015. The infrastructure investment includes research and development, sales force, and customer care hiring. However, Hexis has secured 34 active pilots as of June 30, 2015, and has an additional 11 expected pilots. Of the active pilots, 23 are installed pilots, and 14 of the installed pilots are currently generating current revenue as customers. Hexis continues to add channel partners which will complement its internal sales force. During the third quarter of 2015, Hexis secured its first multimillion dollar contract with a U.S. Energy Company, the revenue from the contract will be realized in 2015 and future years. Hexis released a new version of its product at the end of the first quarter in 2015. This release has been anticipated by the marketplace and management has indicated many customers are postponing their buying decision as a result into future quarters, but still fully intend to convert their pilots.

Market Conditions
The Company performed a valuation analysis relating to its two reporting units as of October 1, 2014 (2014 annual goodwill impairment assessment). The Commercial Cyber Solutions reporting unit enterprise value had been estimated to be $174.3 million (exclusive of $123M interest bearing debt). During the first quarter, the Company engaged a third party valuation specialist to review the movement of market multiples for both reporting units due to changes in market conditions including a decline in the Company’s stock price during the first quarter ended March 31, 2015. Specifically, we reviewed the following market conditions to determine whether there was an indicator of impairment:

•	trend in KEYW market capitalization,

•	trend in peer company market capitalization,

•	trend in KEYW’s enterprise value to EBITDA multiples,

•	trend in peer company enterprise values to EBITDA multiples, and

•	profitability ratios relative to peers

Based upon our review, we concluded the movement of market multiples and the reduction in our stock price were not indicators that would more likely than not result in the fair value of both of our reporting units to be less than their carrying values.
As requested by the Staff, the Company hereby provides the following acknowledgments:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please contact me at (443) 733-1600.

Sincerely,

/s/ Philip Luci, Jr.
Philip Luci, Jr.
General Counsel